Exhibit 1.1

September 19, 2025

George Sandhu

Managing Director

Indigo Capital LP

89 Nexus Way

Caymana Bay, Cayman Islands

Re:	August 1, 2025 EUDA Health Holdings Ltd. (the “Company”) Promissory Note (the “Note”) and August 1, 2025 Convertible Promissory Note Agreement between Indigo Capital, LP (“Indigo”) and the Company.

Dear Mr. Sandhu:

Thank you for taking the time to speak with Vivian Tay earlier. I write to confirm the agreement reached.

The Company hereby agrees to: (i) instruct its transfer agent to deliver to Indigo 41,620 of the shares converted in Indigo’s conversion notice dated September 15, 2025 (the “Conversion Shares”), (ii) waive any breaches by Indigo to date of the Note or the Agreement and (iii) on December 15, 2025, pay off the remaining balance of the Note.

In exchange, Indigo hereby agrees that upon receipt of the Conversion Shares it: (i) will not make any further conversions of the Note until December 15, 2025 unless the Company’s closing stock price, as reported by NASDAQ has been at or higher than U.S.$2.00 for three consecutive trading days (as defined in the Agreement”) and (ii) will waive any breaches by the Company to date of the Note or Agreement.

All other terms of the Note and Agreement shall remain unchanged except as set forth above.

Please sign below to acknowledge your agreement to these terms.

Very truly yours,

EUDA HEALTH HOLDINGS LTD.

By:	/s/ Alfred Lim
Alfred Lim, CEO

ACKNOWLEDGED AND AGREED:

INDIGO CAPITAL, LP

By:	/s/ George Sandhu
George Sandhu
Managing Director

Cc:	Yogita.Ramnarayan@equiniti.com